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SEC FILE NUMBER
8-70455

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: GTS Execution Services LLC

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

545 Madison Ave., 16th Fl
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Sean Martell	212-521-5141	smartell@gtses.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Crowe LLP
(Name – if individual, state last, first, and middle name)

485 Lexington Ave, 11th Fl	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

September 24, 2003	173
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sean Martell, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of GTS Execution Services LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Chief Financial Officer

[signature]
Notary Public

CHRISTINA OLIVO
Notary Public, State of New York
Reg. No. 01OL6372187
Qualified in WESTCHESTER County
Commission Expires 03/12/2026

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

GTS EXECUTION SERVICES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2022

Crowe

Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Manager and Member of GTS Execution Services LLC
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of GTS Execution Services LLC (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as the Company's auditor since 2020.

New York, New York
March 17, 2023

GTS EXECUTION SERVICES LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2022

ASSETS

Cash	$	220,463
Receivable from broker		1,837,290
Accounts receivable		209,226
Other assets		10,593
TOTAL ASSETS	$	2,277,572

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accrued expenses and other liabilities	$	44,637
Accrued compensation		207,763
Due to related parties		152,407
TOTAL LIABILITIES		404,807
MEMBER'S EQUITY		1,872,765
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	2,277,572

The accompanying notes are an integral part of this financial statement.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

GTS Execution Services LLC (the "Company") was organized in the state of Delaware as a limited liability company and is wholly owned by GTS Equity Partners LLC (the "Parent"). As a registered broker-dealer with the SEC, the Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company also maintains a membership with the New York Stock Exchange ("NYSE").

The Company does not carry accounts for customers or perform custodial functions related to securities. As an introducing broker, the Company introduces its customer's trading accounts on a fully disclosed basis to the Company's clearing broker (the "Clearing Broker"). The Clearing Broker, operating pursuant to its respective clearing agreement, handles the clearing and settlement aspects of the Company's trading operations.

The Company conducts three types of business: (1) as an exchange member engaged in floor activities, (2) as an exchange member that is engaged in exchange commission business in other than floor activities, and (3) as a non-exchange member arranging for transactions in listed securities by an exchange member.

The Company's policy is to continuously monitor its exposure to counter-party risk through the use of a variety of control procedures.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America ("GAAP"), which requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Cash

The Company maintains its cash in financial institutions which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on its cash.

Current Expected Credit Losses

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis in accordance with FASB ASC 326-20, *Financial Instruments – Credit Losses*. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company's receivable from broker is cash deposits held at the Clearing Broker. The Company believes it is not subject to any significant credit risk on its cash. The Company continually reviews the credit quality of the Clearing Broker.

The Company's accounts receivable is commission receivable from clients. The Company does not believe it is subject to any significant credit risk. Historical credit loss experience provides the basis for the estimation of expected credit losses on accounts receivable. There is no allowance as management believes all amounts are fully collectible. The Company continually reviews the credit quality of its clients.

NOTE 3 – INCOME TAXES

For purposes of federal, state and local income taxes, the Company's status as a separate tax entity is disregarded. As such, the operations of the Company are treated as held directly by its sole member, the Parent. Accordingly, the Parent is responsible for reporting the Company's federal, state and local taxable income or loss and has elected not to push down the federal, state and local effects of income taxes to the Company. There are no federal, state and local tax sharing arrangements between the Company and the Parent. Additionally, there are no obligations for the Company to fund the federal, state and local tax liabilities, if any, of the Parent. The Company is included in the consolidated federal, state and local income tax returns filed by the Parent.

NOTE 4 – RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer. The Company is also exempt from the provisions of Rule 15c3-3 because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5 are limited to a floor broker business in which the Company is engaged in floor activities and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company has a service agreement with Strike Technologies LLC ("Strike") for a variety of services used in the Company's operations as prescribed in the agreement. Under this agreement, Strike, an affiliated company, provides infrastructure technology and software development and support to the Company.

Additionally, certain payroll withholdings are paid by Strike on behalf of the employees. At December 31, 2022, the Company had $1,002 payable and is part of due to related parties on the statement of financial condition.

The Company also has a license agreement with GTS Group US LLC ("GTS Group US"). Under this agreement, GTS Group US, an affiliated company, provides office space to the Company.

The Company has an expense sharing agreement and reimbursement agreement with GTS Securities LLC ("GTSS"), an affiliated broker-dealer under common control. Through this agreement, the two broker-dealers reimburse each other for personnel costs shared between the two broker-dealers.

For trades that clear through the Company's clearing broker, GTSS acts as an executing broker for the Company. As such, the Company is charged a fee for trades in which GTSS acts as the executing broker. As of December 31, 2022, approximately $151,406 remains payable and is part of due to related parties on the statement of financial condition.

The Company acts as an introducing broker for a related party, Partners LTAF, LLC ("LTAF"). As part of this arrangement, LTAF pays a fee to the Company for introducing LTAF to the executing broker. At December 31, 2022, approximately $7,623 is receivable and is included in receivable from broker on the statement of financial condition.

NOTE 6 – RECEIVABLE FROM BROKER

As of December 31, 2022, receivable from broker primarily represents amounts due to the Company for cash held by the Clearing Broker and cash held as collateral as a good faith deposit. Amounts receivable from the Clearing Broker may be restricted to the extent that any balance is held as a good faith deposit. At December 31, 2022, approximately $1,837,290 was receivable from the Clearing Broker and was substantially in cash. At December 31, 2022, the Company had a good faith deposit at the Clearing Broker of $1,500,000. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on its cash. The Company continually reviews the credit quality of the Clearing Broker.

NOTE 7 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1 (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Per the Rule, the Company is required to maintain a minimum net capital as the greater of five thousand dollars or six and two-thirds percent of aggregate indebtedness. At December 31, 2022, the Company had net capital of $1,966,378, which exceeded the minimum requirement of $15,987 by $1,950,391. The Company's ratio of aggregate indebtedness to net capital was .12 to 1 as of December 31, 2022.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

In the normal course of its business, the Company indemnifies certain service providers, such as its Clearing Broker, against specified potential losses in connection with providing services to the Company. The maximum potential amount of future payments relating to these that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and, as of December 31, 2022, has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 9 – SUBSEQUENT EVENTS

Subsequent to year end, a capital contribution was made for $3,200,000.